SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: June 30, 2008

UNOFFICIAL TRANSLATION

BEST CORPORATE PRACTICES CODE

QUESTIONNAIRE TO EVALUATE THE DEGREE OF COMPLIANCE OF THE BEST
CORPORATE PRACTICES CODE BY THE ISSUER

1.	Introduction.

The Best Corporate Practices Code considers as Exhibit No. 1 this Questionnaire, in order to facilitate the measurement of the degree of implementation of its recommendations, which may be applicable to the management of the company, its directors and shareholders; by the authorities, specifically the ones that regulate the securities market; the stock exchange and the underwriters; the financial institutions and their analysts; institutional and venture capital investors; rating agencies; advisors on the matter and others interested.

It is desired to establish a questionnaire easy to answer and for general use, that allows to raise the questions over similar criteria and basis, and that such answers take those comparable results and facilitate their analysis.

It is also desired to promote that all civil and social assistance associations and corporations voluntarily incorporate to their culture the Principles of Corporate Governance included in the Code, as well as the Best Corporate Practices derived from such Principles.

2.	Issuers with securities registered en the National Registry of Securities (Registro Nacional de Valores).

Corporations with securities registered in the NRS, when applying this questionnaire will be informing the degree of compliance with the Best Practices of Corporate Governance recommended in this Best Corporate Practices Code.

For purposes of the Annual Report to the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the public investors, the disclosure of the degree of compliance to the Code is contemplated on the general provisions.

3.	Purposes of its application.

The Principles of Corporate Governance are aimed to establish the Best Corporate Practices that contribute to improve the integration and operation of the Board of Directors and its support intermediate bodies, which are applicable to all types of public and private companies in general, regardless of its size, activity or share composition.

Even if the recommendations are of voluntary application, it is desired for the companies to incorporate them in their corporate governance; in order to achieve that, each will define, in accordance with their institutionalization needs, the step and measure of its implementation.

It is desired to know the degree of progress that all Mexican companies have in their institutionalization process when applying to their corporate governance the recommendations of the Best Corporate Practices Code; this will allow evaluating its development and placing Mexico in the world context of committed countries that promote and implement the Best Corporate Practices.

UNOFFICIAL TRANSLATION

4.	Recommendations for its application.

A simple language for the question has been tried to use and also to make it a friendly process for the answering of such questions, including, electronically.

The duties follow the same order as the Code. It is convenient to remember that such duties may be performed by one or several committees according to the institutionalization needs of the company, with the recommendation that if there is one committee attending several duties, such duties are performed in separate sessions.

Each of the questions points out the best corporate practice of the Code, with the purpose that the user may easily find the entire text.

The Questionnaire is applicable in its entirety to civil and social assistance associations and companies, regardless if their trade their shares in the securities market.

5.	Instructions for its application

The Questionnaire includes questions with respect to the following matters:

a)	Shareholders Meeting.
b)	Board of Directors.
c)	Audit duties.
d)	Evaluation and Compensation duties.
e)	Finance and Planning duties.

The questions of the Questionnaire shall be answered in affirmative or negative form with an “x” in the corresponding column, indicating the requested numeric amount or information.

It is convenient that the explanations to the answer, positive or negative, be precise, clear and written in the “comments” column, in order to know the manner in which the recommended Practice is performed.

If the answer were negative, the company shall explain the reason it does not comply with the recommended Practice or if applicable, to clarify if it has an alternate compliance mechanism.

In the event of subsidiary issuers’ of which their holdings also trade in the stock exchange, they shall answer the questionnaire as any other company, and the questions in which they comply through their holding shall be explained in the “comments” column.

6.	Shareholders Meeting

The Shareholders Meeting is the supreme body of the company. Although such body most of the time meets annually, it is important that it takes actions with formality, transparency and efficiency, since it is a decision making and control body for the life of the companies, as well as for the protection of all shareholders’ interests.

UNOFFICIAL TRANSLATION

1. Information and Agenda of the Shareholders Meeting		Yes	No	Comments
1.	Is it avoided in the Agenda the grouping of matters related to different subjects? (Practice 1, BCPC)	x
2.	Is it avoided in the Agenda an item of “Miscellaneous”? (Practice 1, BCPC)	x
3.	Is the information with respect to the Agenda available at least with 15 days in advance? (Practice 2, BCPC)	x
4.
Are shareholders provided with the necessary information and possible voting alternatives on the matters listed in the Agenda, in order for them to provide instructions to their legal representatives with respect to the direction of their corresponding vote in the Shareholders Meeting? (Practice 3, BCPC)
		x		The Company prepares the proxy forms in accordance with the provisions of the Securities Market Law.
5.
In the information provided to the shareholders, does it include the proposal of the members the Board of Directors and the curriculum with enough information to evaluate their independency? (Practice 4, BCPC)
x

2. Information and Communication between the Board of Directors and the Shareholders.			Yes	No	Comments
6.	Does the Board of Directors in its annual report to the Shareholders Meeting, include relevant aspects of the duties of the intermediate bodies that perform the role of(Practice 5, BCPC):		x
	a)	Audit	x
	b)	Evaluation and Compensation	x
	c)	Finance and planning	x
	d)	Others (describe).	x		Corporate Practices.
7.	Are the reports of each intermediate body or bodies that are presented to the Board available to the shareholders together with the materials for the Meeting, excepting such information that shall be kept confidential? (Practice 5, BCPC)		x		Under the provisions of the Securities Market Law and the General Corporations Law, the reports from the Audit Committee and the Corporate Practices Committee are presented for their approval.
8.	Does the annual report include the names of the members of each intermediate body? (Practice 5, BCPC)		x
9.	Does the company have the necessary communication mechanisms that allow it to properly maintain the shareholders and investors in general informed? (Practice 6, BCPC)		x
10.	To that respect, describe the most common mechanisms that the company uses.
The Company has an Investors Relations department that reports directly to the Company’s Finance and Strategic Development Department. The Investor Relations section on FEMSA’s Internet page (www. ir.femsa.com) contains wide financial information, press releases, and a business model, so that investors and analysts can have a clear view of the company’s conditions

UNOFFICIAL TRANSLATION

7.	Board of Directors

The daily operation of a company is the responsibility of the Chief Executive Officer and their management teams, while the task of defining the strategic vision, supervising the operation, and approving the management, is the responsibility of the Board of Directors.

In order to facilitate its duties, the Board may support itself with intermediate bodies, generally called committees, which are dedicated to analyze information and to propose actions in specific subjects of importance to the Board, in order for it to count with more information to make more efficient the decision making. Additionally, the existence of clear guidelines with respect to the integration and performance of the Board and its intermediate bodies must be assured.

1. Duties of the Board of Directors			Yes	No	Comments
11.	Does the Board of Directors perform the following tasks? (Practice 7, BCPC)
	a)	Establishes the strategic vision	x
	b)	Supervises the operation of the company	x
	c)	Appoints the Chief Executive Officer and principal officers of the company.	x
	d)	Evaluates and approves the performance of the Chief Executive Officer and principal officers of the company.	x
	e)	Verifies that all shareholders have an equal treatment, that their interests are protected and are given access to the information of the company	x
	f)	Promotes the responsible issuance and disclosure of information.	x
	g)	Promotes the transparency in management.	x
	h)	Promotes the establishment of internal control mechanisms.	x
	i)	Promotes the establishment of mechanisms of assurance of quality of the information.	x
	j)	Establishes the guidelines for related party operations.	x
	k)	Approves the operations with related parts	x
	l)	Verifies that the company has the necessary mechanisms that allow inspecting the compliance of the different applicable legal provisions.	x
	m)	Promotes the company to be socially responsible; explain how	x
The company and all its business units were certified by the Mexican Center of Philanthropy as Socially Responsible Companies, four of them by its fourth consecutive year and one of them, for its second year.

UNOFFICIAL TRANSLATION

n)	Promotes the company to declare its ethical business principles; explain how	x	The company has an ethics code, which was approved by the Board of Directors and by which all of the employees of the Company have to be guided by.
o)	Promotes the company to consider involved third parties in decision making; explain how.	x	The Board of Directors considers all factors that are considered necessary for the making of decisions.
p)	Promotes the disclosure of illegal actions and the protection of the informants; explain how.	x	The Company has a “Whistle-blower” system available 365 days a year, 24 hours a day.

2. Integration of the Board of Directors		Yes	No	Comments
12.	Is the Board of Directors comprised of no fewer than three and no more than fifteen directors? (Practice 8, BCPC)***	19		The Board of directors is comprised of 19 members, of which 14 are Series “B” Directors and 5 are Series “D” Directors.
13.	Of how many alternate directors is the Board of Directors comprised? (Practice 9, BCPC)	19
14.	If the Board is also comprised of alternate directors, please indicate if each principal director suggests who should be appointed as its alternate director? (Practice 9, BCPC)	x
15.	Is there a communication process established between the directors and its alternates that allows them to have and effective participation? (Practice 9, BCPC)	x
16.	Do the independent directors represent at least 25% of all the directors? (Practice 10, BCPC)	x

UNOFFICIAL TRANSLATION

17.	From the total of the members of the Board of Directors, how many are (Practices 10 and 11, BCPC):
	a) Independent	12
	b) Equity	13
	c) Related	13
	d) Equity Independent	-
	e) Equity Related	13
18.	Do the independent and equity directors, as a whole, constitute at least 60% of the Board of Directors? (Practice 11, BCPC)	x
19.	Does the annual report indicate the category to which the directors belong? (Practice 12, BCPC)	x	It mentions which members of the Board, are independent members
20.	Does the annual report indicate the principal business activities of each director as of the date of the report, as well as any other relevant information? (Practice 12, BCPC)	x	It mentions their principal business activity.
Note ***: The publicly traded companies may have a maximum of 21 directors.

3. Structure of the Board of Directors.			Yes	No	Comments
21.	With the purpose of taking more informed decisions, indicate which duties are performed by the intermediate bodies over which the Board of Directors is supported (Practice 13, BCPC):
	a)	Audit	x
	b)	Evaluation and Compensation.	x
	c)	Finance and Planning.	x
	d)	Others	x		Corporate Practices
22.	Are the intermediate bodies only comprised of principal directors? (Practice 14, BCPC)			x
The Planning and Finance Committee: one related alternate director. Audit Committee: two independent alternate directors participate In addition; there is a Technical Secretary on each committee, who is the Company officer in charge of the area for which the corresponding committee is responsible.

UNOFFICIAL TRANSLATION

23.	Is each intermediate body comprised of no fewer than 3 members and no more than 7? Mention the number of independent board members that are part of such intermediate bodies. (Practice 14, BCPC)	x		The Auditing Committee (4 members) and the Corporate Practices (3 members) is totally comprised of independent members. The finance and planning is comprised by 5 members, 1 of which is independent.
24.	How frequently do these intermediate bodies inform of their activities to the Board of Directors? (Practice 14, BCPC)	Quarterly
25.	Does the chairman of each intermediate body invite to its meetings the officers of the company whose responsibilities are related to the duties of the intermediate body? (Practice 14, BCPC)	x
26.	Doe each of the independent board members participate in any of the intermediate bodies? (Practice 14, BCPC)		x
27.	If the answer to the above question was negative, explain why.		All the independent directors are members of an intermediate body. Of the independent alternate directors, two of them are members of the Audit Committee.
28.	Is the intermediate body in charge of the audit presided by an independent director who has knowledge and experience in financial and accounting aspects? (Practice 14, BCPC)	x
29.	If the answer to the above question was negative, explain why.

4. Operation of the Board of Directors.		Yes	No	Comments
30.	How many sessions does the Board of Directors have during the fiscal year? (Practice 15, BCPC)	At least 4 a year
31.	If the answer to the above question is less than 4, explain why.
32.	Is one of these sessions dedicated to the definition and review of the strategic vision of the company? (Practice 15, BCPC)	x
33.	Are there mechanisms by which with the agreement of 25% of the directors or the chairman of an intermediate body a board meeting is called? (Practice 16, BCPC)	x
34.	If the answer to the above question was affirmative, please describe such mechanisms.	The mechanisms are in accordance with the Securities Market Law.

UNOFFICIAL TRANSLATION

35.	With how many days in advance do the members of the board have access to the information that is relevant and necessary to the decision making, in accordance to the Agenda? (Practice 17, BCPC)	Minimum 5 days in advance
36.
Is there a mechanism that ensures that directors can evaluate matters on strategic affairs that require confidentiality, even if they do not receive the necessary information with at least 5 business days before the meeting? (Practice 17, BCPC)
x
37.	If the answer to the above question is positive, explain such mechanism.	Members of the board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
38.	Are new directors provided with the necessary information in order for them to be current on the matters of the company and so that they may fulfill their new responsibility? (Practice 18, BCPC)	x
A new director receives complete information on the company’s condition, annual reports from prior fiscal years, and meetings are scheduled for such director with senior management, who detail the company’s conditions and answer any of the director’s questions.

5. Duties of the Directors		Yes	No	Comments
39.
Is each member of the Board given the necessary information with respect to the obligations, responsibilities and rights that imply to be member of the Board of Directors of the company? (Practice 19, BCPC)
x
40.
Do directors communicate to the Chairman and the Secretary of the Board of Directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Pratice 20, BCPC)
x
41.	Do directors use the company’s assets and services only for the performance of its corporate purpose? (Practice 20, BCPC)	x
42.	If appropriate, are clear guidelines defined for when directors exceptionally use the company’s assets for personal matters? (Practice 20, BCPC)	x

UNOFFICIAL TRANSLATION

43.	Do directors invest time to their duties by attending at least 70% of the meetings to which they are called? (Practice 20, BCPC)	x
With respect to the regular meetings held during the 2007 fiscal year, the average attendance by the directors was 77.63%. If we consider the attendance of alternate directors at meetings, average attendance was 96.05%

44.
Is there a mechanism that assures that the members of the Board maintain absolute confidentiality about all the information they receive due to the performance of their duties, specially, with respect to their own participation and participation of the other board members, in the discussions that take place in the board meetings? (Practice 20, BCPC)

x
45.	If the answer to the above questions is affirmative, explain such mechanism.		The Company has no evidence otherwise. Also, the Secretary of the Board periodically reminds directors of the scope of this confidentiality obligation.
46.
Do directors and, if applicable, their respective alternate directors, mutually maintain each other informed about the matters discussed in the meetings of the Board of Directors in which they participate? (Practice 20, BCPC)
x
47.
Do directors and, if applicable, their respective alternate directors, support the Board of Directors with opinions and recommendations deriving from the analysis of the performance of the company; with the purpose that the decisions to be adopted are properly sustained? (Practice 20, BCPC)
x
The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.

UNOFFICIAL TRANSLATION

Auditory Duties

1. General Duties			Yes	No	Comments
48.	Does the intermediate body that performs the audit duties perform the following tasks? (Practice 21, BCPC)
	a)	Recommends to the Board of Directors the candidates for external auditors of the company, the hiring conditions and the scope of the professional services?	x
	b)	Supervises the fulfillment of the professional services of the external auditors.	x
	c)	Evaluates the performance of the company that performs the services of external auditing.	x
	d)	Analyses the opinions or reports elaborated by the external auditor.	x
	e)	Meets at least once a year with the external auditor without the presence of officers of the company.	x
	f)	It is the channel of communication between the Board of Directors and the external auditors.	x
	g)	Assures the independency and objectivity of the external auditors.	x
	h)	Reviews the program, the observation letters and the reports of internal auditing.	x
	i)	It meets periodically with the internal auditors, without the presence of the officers of the company, to know their comments and observations in the progress of their work.	x
	j)	Provides its opinion to the Board of Directors about the guidelines and criteria used in the preparation of the financial information, as well as the process for its issuance.	x
	k)	Contributes to the definition of the general guidelines of internal control and internal auditing and evaluates its effectiveness.	x
	l)	Verifies the compliance of the mechanisms established for risk control of which the company is subject to.	x
	m)	Coordinates the tasks of the external and internal auditors and examiner.	x
	n)	Verifies the existence of the necessary mechanisms that allow the assurance of compliance by the company of the different provisions to which it is subject to.	x
	o)	The frequency with which it makes a review to inform the Board of Directors about the legal situation of the company.	Half-yearly
	p)	*** Contributes to the establishment of guidelines for related party transactions.	x
	q)	Analyses and evaluates the operations with related parties to recommend its approval to the Board of Directors.	x
	r)	Decides the hiring of third party experts to provide their opinion with respect to third party transactions or any other matter, which allows the adequate performance of its duties.***	x

UNOFFICIAL TRANSLATION

s)	Verifies the compliance of the Business Ethics Code	x
t)	Verifies the compliance of the disclosure mechanism of improper actions and of protection of informants.	x
u)	Helps the Board of Directors in the analysis of the contingency plans and recovering of information.	x
Note***. Publicly traded companies perform these recommendations through their Corporate Practices Committee.

2. Selections of Auditors		Yes	No	Comments
49.
Does it abstain from hiring firms in which the fees of the external auditor and any other additional services rendered to the company, represent a percentage less than or equal to 10% of the total income? (Practice 22, BCPC)
x
50.	Is there rotation of the partner who audits the financial statements as well as its team, at least once every 5 years? (Practice 23, BCPC)	x
51.	Is the person who signs the opinion of the company’s annual statements different from the one who acts as statutory examiner? (Practice 24, BCPC) ***	N/A
52.	Is the profile of the statutory examiner disclosed in the annual report presented to the Shareholders Meeting by the Board of Directors? (Practice 25, BCPC) ***	N/A
Note***. For a publicly traded company, this practice doesn’t apply.

3. Financial Information		Yes	No	Comments
53.
Does the intermediate body that performs the auditing duties, support with its opinion to the Board of Directors in order for it to take decisions with reliable financial information? (Practice 26, BCPC)
x
54.	Such financial information, is it executed by the Chief Executive Officer and the responsible officer of its elaboration? (Practice 26, BCPC)	x
55.
Does the intermediate body that performs the auditing duty previously provide its opinion to the Board of Directors for the approval of the accounting guidelines and criteria used in the making of the financial information of the company? (Practice 28, BCPC)
x
56.
Does the intermediate body that performs the auditing duty previously provide its opinion to the Board of Directors for the approval of the changes made to the accounting guidelines and criteria used in the making of the financial information of the company? (Practice 29, BCPC)
x
57.
Does the Board of Directors approve, with a previous opinion of the committee that performs the auditing duties, the necessary mechanisms to assure the quality of the financial information that is presented to it? (Practice 30, BCPC)
x

UNOFFICIAL TRANSLATION

58.
In the event the financial information corresponds to intermediate periods during the fiscal year, does the committee performing the auditing duties supervise that it is made with the same guidelines, criteria and practice by which the annual information is prepared? (Practice 30, BCPC)
x

4. Internal Control		Yes	No	Comments
59.
Do the general guidelines of internal control and, if applicable, is the review to such guidelines submitted for the approval of the Board of Directors, with the previous opinion of the intermediate body performing the auditing duties? (Practice 31, BCPC)
x
60.
Does the company have an area of internal auditing and are its general guidelines, reviews and work plans approved by the Board of Directors, with a previous opinion of the intermediate body performing the auditing duties? (Practice 27, BCPC)
x
61.	Is the Board of Directors supported in order to assure the effectiveness of the internal control, as well as the process of issuance of the financial information? (Practice 32, BCPC)	x
62.
Do the internal and external auditors evaluate, according to their normal work plan, the effectiveness of the internal control, as well as the process for the issuance of the financial information and are the results specified in the situations letter, commented with such auditors? (Practice 33, BCPC)
x

5. Related Parties			Yes	No	Comments
63.	Does the intermediate body in charge of the auditing duties support the Board of Directors in? (Practice 34, BCPC) ***
	a)	The establishment of guidelines for transactions with related parties.	x
	b)	The analysis of the approval process of the operations with related parties.	x
	c)	The analysis of hiring conditions of operations with related parties.	x
64.	Does the intermediate body in charge of the auditing duties support the Board of Directors in the analysis of proposals to make operations with related parties outside of its ordinary course of business of the company? (Practice 35, BCPC)***		x
65.	Are the operations outside of the ordinary course of business with related parties that may represent more than 10 per cent of the consolidated assets of the company presented for approval to the Shareholders Meeting? (Practice 35, BCPC)		x
Note***. Publicly traded companies perform these recommendations in the through their Corporate Practices Committee?

6. Review of provisions compliance.		Yes	No	Comments
66.
Does the intermediate body in charge of the auditing duties make sure the existence of mechanisms that allow determining if the company properly complies with the applicable legal provisions? (Practice 66, BCPC)
x
67.	If the answer to the above question is affirmative, describe those mechanisms.
The audit committee meets quarterly in order to review the financial statements, which afterwards are delivered to the CNBV and BMV. Furthermore, such committee reviews the annual information delivered to the CNBV and BMV (Annual Report and Form 20-F). The committee each semester reviews the tax, legal and labor contingencies.

UNOFFICIAL TRANSLATION

68.	At least once a year, is a review of the legal situation of the company made and informed to the Board of Directors? (Practice 36, BCPC)	x

Evaluation and Compensation Duties

1. General Duties			Yes	No	Comments
69.	Does the intermediate body in charge of the evaluation and compensation function present to the Board of Directors, for its approval, the following? (Practice 37, BCPC)
	a)	The criteria to appoint or remove the Chief Executive Officer and the principal officers. ***	x
	b)	The criteria for the evaluation and compensation of the Chief Executive Officer and of principal officers.***	x
	c)	The criteria for the compensation of the Board Members.	x
	d)	The proposal made by the Chief Executive Officer about the structure and criteria for the compensation of the personnel.	x
	e)	The proposal to declare the company as a socially responsible entity.	x
	f)	The Ethics Business Code of the company.	x
	g)	The information system of improper actions and protection of the informants.	x
	h)	The formal system of succession of the Chief Executive Officer and principal officers, and verifies its compliance.	x
70.
Do the Chief Executive Officer and principal officers abstain in participating in the deliberation of the matters mentioned in question 69, a) and b) with the purpose of preventing a possible conflict of interest? (Practice 38, BCPC)
x
Note***. Publicly traded companies perform these recommendations through the Corporate Practices Committee.

2. Operative Aspects		Yes	No	Comments
71.	In the annual report presented by the Board of Directors to the Shareholders Meeting, are the guidelines used, and the items and principal officer of the company, disclosed? (Practice 39, BCPC)	x
72.
Does the intermediate body in charge of the evaluation and compensation duties support the Board of Directors in reviewing the hiring conditions of the Chief Executive Officer and principal officers, in order to assure their probable payments for severance of the company are in line with the guidelines approved by the Board of Directors? (Practice 40, BCPC)
x
73.	With the purpose of assuring a stable succession process, does it have a formal plan of succession for the Chief Executive Officer and principal officers of the company? (Practice 41, BCPC)	x

UNOFFICIAL TRANSLATION

74.	If the answer to the above question is negative, explain why.

Finance and Planning Duties

1. General Duties			Yes	No	Comments
75.	Does the intermediate body in charge of the finance and planning duties perform the following? (Practice 42, BCPC)
	a)	Analyzes and proposes general guidelines for the determination and follow-up of the strategic plan of the company.		x	These duties are performed by the officers of the company.
	b)	Evaluates and provides and opinion with respect to the investment and financing guidelines of the company proposed by management.	x
	c)	Provides an opinion with respect to the premises of the annual budget and follows-up its application, as well as its control system.		x	These duties are performed by the officers of the company.
	d)	Analyzes and evaluates the risk factors which the company is subject to, as well as the mechanisms for its control.		x	These duties are performed by the officers of the company.

2. Operative Aspects			Yes	No	Comments
76.	Does the intermediate body in charge of the finance and planning duties present to the Board of Directors for its approval?:
	a)	An evaluation about the reasonability of the principal investments and financing operations of the company in accordance of the established guidelines? (Practice 43, BCPC)	x
	b)	Periodically evaluates the company’s strategic position as stipulated in the strategic plan? (Practice 44, BCPC)	x
	c)	The assurance that the investment and financing guidelines are consistent with the strategic plan of the company? (Practice 45, BCPC)	x
	d)	The review of the financial projections of the company, verifying its consistency with the strategic plan (Practice 46, BCPC)	x
77.
Does the intermediate body in charge of the finance and planning duties supports the Board of Directors in the identifying of risks of which the company is subject to, and the evaluation of the mechanisms to prevent and control them? (Practice 47, BCPC)
				x	These duties are performed by the Audit Committee.
78.	If the answer to the above question is affirmative, explain such mechanisms.